October 16, 2018

Chad D. Eskildsen

Division of Investment Management

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington DC 20549

Re:        Dupree Mutual Funds, File No. 811-2918

Dear Mr. Eskildsen:

On October 5, 2018 you provided an oral comment with respect to the Annual Report to Shareholders for Dupree Mutual Funds (the “Registrant” or the “Trust”) for the fiscal year ended June 30, 2017, specifically in reference to the total annual fund operating expense ratio of the Taxable Municipal Bond Series (the “Fund”). The Fund is a series of the Trust. Please find below the Registrant’s responses to your comment, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Comment 1.        The expense ratios in the financial highlights for the Fund were incorrect in the Annual Report for the fiscal year ended June 30, 2017 and were subsequently corrected in the November 1, 2017 Post-Effective Amendment. Please explain why the correct amounts were not adjusted in the December 31, 2017 NSAR-A and June 30, 2018 N-CSR.

Response.            The Registrant analyzed the materiality of the error in accordance with Staff Accounting Bulletin No. 99 and determined that the mistake was not material and did not rise to the level of requiring a restatement of the financial statements for the year ended June 30, 2017. The error did not impact the Fund’s net assets or total return data. The Registrant’s determination is consistent with the opinion of its auditor, Ernst & Young. The Registrant’s analysis is documented in a memorandum that is maintained in the Trust’s records.

If you have any questions or additional comments, please call me at (614) 469-3297 or Ryan Wheeler at (513) 352-6693.

Very truly yours,

/s/ Michael V. Wible

Michael V. Wible